                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                      International Total Services, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                       Common Shares, Without par value
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                   460499106
        ---------------------------------------------------------------
                                (CUSIP Number)

                               Thomas G. Berlin
                               37500 Eagle Road
                          Willoughby Hills, Ohio 44094
                                 440-951-2655
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 15, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copes of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 4 Pages)

CUSIP NO. 460499106                     13D                 Page 2 of 5 Pages
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Thomas G. Berlin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          255,100
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             88,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          255,100
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          88,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      343,600 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                   [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN, IA
------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING  OUT!

     Item 1.  Security and Issuer.

     The name of the issuer is International Total Services, Inc., an Ohio corporation (the "Issuer"), which has its principal executive offices at Crowne Centre, 5005 Rockside Road, Suite 1200, Independence, Ohio 44131. The title of the securities to which this Statement relates is the Issuer's Common Shares, without par value (the "Shares").

Item 2.  Identity and Background.

     (a) The name of the reporting person is Thomas G. Berlin.

     (b) The Reporting Person's residence address is 37500 Eagle Road, Willoughby Hills, Ohio 44094.

     (c) The Reporting Person's principal occupation is investment adviser. The principal business where such employment is conducted is Berlin Financial, Ltd. The address of Berlin Financial, Ltd. is 23811 Chagrin Blvd., Suite 275, Beachwood, Ohio 44122.

     (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person purchased the George Shares (as defined in Item 5) in his capacity as an investment adviser to hold in the investment account of J. George Investment, LLC. The purchase of the George Shares was made by the Reporting Person on behalf of J. George Investments in the Reporting Person's capacity as an investment adviser to J. George Investment LLC and with funds provided by J. George Investment LLC.

Item 4.  Purpose of Transaction.

     (a)-(j) The Reporting Person purchased the George Shares in his capacity as an investment adviser and solely for investment purposes on behalf of his client, J. George Investment, LLC. The Reporting Person purchased the TGB Shares (as defined below) solely for investment purposes.

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person has beneficial ownership of 343,600 Shares (the "Berlin Shares"). The Berlin Shares constitute 5.0% of the Shares outstanding as of the Issuer's most recent available filing.

     (b) The Reporting Person has the sole power to vote or to direct the vote or to dispose of or direct the disposition of 255,100 Shares (the "TGB Shares"). The Reporting Person and J. George Investment, LLC, a client for which the Reporting Person provides investment advisory services, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 88,500 Shares (the "George Shares").

     (d) J. George Investment, LLC has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the George Shares. However, the Reporting Person disclaims beneficial ownership to the George Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person is an investment adviser for J. George Investment, LLC, the owner of the George Shares. Through an agreement between the Reporting Person and J. George Investment, LLC, the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the
vote of such George Shares.   However, the Reporting Person disclaims beneficial
ownership to the George Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 7.  Material to be Filed as Exhibits.

Not applicable.


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 23, 2000


                             By:   /s/ Thomas G. Berlin
                                 --------------------------------
                             Thomas G. Berlin

                                    Page 4